

Mail Stop 3561

December 22, 2015

Michael A. George
President and Chief Executive Officer
QVC, Inc.
1200 Wilson Drive
West Chester, Pennsylvania 19380

     Re: QVC, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 27, 2015
              File No. 333-184501

Dear Mr. George:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(10) Stock Options and Other Share-Based Payments

(a) Stock Options, page II-35

1. We note your disclosure on page II-36 that the 2012 Option Exchange resulted in incremental compensation expense in 2012. Please tell us your consideration of disclosing the total incremental compensation cost resulting from the modification. Refer to 718-10-5-2(h)(2).

(b) <u>Restricted stock plan, page II-38</u>

2. Please tell us your consideration of disclosing the method of estimating the fair value of restricted stock shares and the weighted average grant-date fair value of restricted shares granted for each year presented. Refer to ASC 718-10-50-1(c) and 50-2(d)(1)..

<u>Signatures, IV-3</u>

3. The report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors and any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report. We note that the report was not signed by your principal executive, financial and accounting officers in their capacities as such in the second signature block. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products